82-4569

ABSA

RECEIVED

2004 MAY 21 A 11:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000

Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000

Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za

21 May 2004

04030346

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549-0302
USA

FAX: 09 1 202 942 9624

SUPPL

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT:

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT:

Attached please find a copy of an announcement by Absa Group Limited in respect of the appointment of Dr S F (Steve) Booysen to the position of Group Chief Executive of Absa Group Limited with effect from 1 August 2004, which was released today.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

PROCESSED

MAY 25 2004

THOMSON FINANCIAL

W R SOMERVILLE
GROUP COMPANY SECRETARY

dlw 5/24

Absa Group Limited – Appointment of new Group chief executive

Release Date: 21 May 2004 at 08:15   Code(s): ASA

ABSA GROUP LIMITED ("ABSA")
Registration number: 1986/003934/06
Share code: ASA
ISIN Code: ZAE000013389
Issuer code: AMAGB

IN ACCORDANCE WITH THE REQUIREMENTS OF PARAGRAPH 3.59 OF THE LISTINGS REQUIREMENTS, THE FOLLOWING SHOULD BE NOTED:

The board of directors of financial services group Absa Group Limited announces the appointment of Dr S F (Steve) Booysen (41) to the position of Group chief executive effective 1 August 2004. Dr Booysen, a member of the board of Absa Bank Limited, will join the board of Absa Group Limited on the same date.

Dr Booysen is a Group executive director in charge of wholesale, international and business banking and has been with the Group for 16 years. He will succeed Mr E R (Nallie) Bosman when Mr Bosman retires from the Group after 41 years of service.

Dr Booysen, who has the qualifications BCompt (Hons), DCom, CA(SA), joined the Group in 1988. After completing his articles with Ernst & Young (1980 – 1983), he became a senior lecturer in accounting at the University of South Africa (1983 – 1988).

His first appointment with the Group was as senior manager: Finance at TrustBank and he then held the position of assistant general manager: Finance from 1988 to 1992. From 1992 to 1994 he was assistant general manager: Group Finance at Absa.

Dr Booysen then joined Absa Corporate Bank (later Absa Corporate and Merchant Bank) where he held the positions of general manager and deputy operating executive. He was appointed as a Group executive director in 2001.

Issued by: Willie Roux

Absa Group Limited - Investor Relations
4th floor, Absa Towers East, 170 Main Street, Johannesburg.
Tel: 2711 350-4061. Fax: 2711 350-6487
E-mail: willier@absa.co.za
ingridl@absa.co.za

end